Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190983

STRATEGIC STORAGE TRUST II, INC.

SUPPLEMENT NO. 3 DATED JUNE 22, 2016

TO THE PROSPECTUS DATED APRIL 11, 2016

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust II, Inc. dated April 11, 2016, Supplement No. 1 dated May 20, 2016 and Supplement No. 2 dated June 10, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	an update regarding the acquisition of a self storage facility in Sonoma, California; and

•	an update regarding when we will cease paying the stockholder servicing fees.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on January 10, 2014. On May 23, 2014, we reached the minimum offering amount of $1.5 million in sales of shares and commenced operations. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares and up to $500 million in Class T shares. As of June 20, 2016, we have received gross offering proceeds of approximately $385.0 million from the sale of approximately 38.5 million Class A shares and approximately $31.6 million from the sale of approximately 3.3 million Class T shares in our offering. As of June 20, 2016, approximately $678.4 million in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

At this time, we do not expect to commence a follow-on public offering of our shares following the termination of our primary offering on January 9, 2017 due to the current size, diversification and leverage characteristics of our portfolio. We intend to continue offering shares in our primary offering until the earlier of (i) the date we sell the maximum offering of $1.0 billion in shares in our primary offering, or (ii) November 30, 2016. However, we reserve the right to continue the offering until January 9, 2017 if we have not sold all of the primary offering shares by November 30, 2016.

Acquisition of Property in Sonoma, California

On June 14, 2016, we purchased a self storage facility located in Sonoma, California (the “Sonoma Property”). We acquired the Sonoma Property from an unaffiliated third party for a purchase price of approximately $7.4 million, plus closing costs and acquisition fees. Our advisor earned approximately $115,000 in acquisition fees in connection with this acquisition. We financed the acquisition of the Sonoma Property by using net proceeds from our public offering. The Sonoma Property has approximately 340 units with approximately 37,800 net rentable square feet.

Strategic Storage Property Management II, LLC, a subsidiary of our sponsor, will serve as the property manager of the Sonoma Property and has entered into a sub-property management agreement with a subsidiary of Extra Space Storage, Inc. who will manage the Sonoma Property. Strategic Storage Property Management II, LLC will be paid management fees in an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the Sonoma Property and Strategic Storage Property Management II, LLC will, in turn, pay the sub-property manager an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the Sonoma Property, except for the months of January and July each year.

Upon the completion of the acquisition of the Sonoma Property, our portfolio now consists of 63 wholly-owned properties in 13 states and Toronto, Canada, consisting of approximately 39,970 units and approximately 4,311,000 net rentable square feet of storage space.

Update Regarding When We Will Cease Paying the Stockholder Servicing Fees

The sentence regarding when we cease paying the stockholder servicing fee with respect to the Class T shares, as described on (i) pages 6-7, in Footnote 1 of the answer to the question “Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” contained in the “Questions and Answers About This Offering” section of our prospectus, (ii) page 106, in the description of the stockholder servicing fee set forth in the table contained in the “Management Compensation” section of our prospectus, (iii) page 162, in the “Class T Shares” subsection of the “Description of our Shares” section of our prospectus, (iv) page 183, in the “Compensation of Dealer Manager and Participating Broker-Dealers” subsection of the “Plan of Distribution” section of our prospectus, and (v) page 185, in Footnote 3 to the table contained in the “Underwriting Compensation and Organization and Offering Expenses” subsection of the “Plan of Distribution” section of our prospectus, is hereby removed and replaced with the following sentence:

We will cease paying the stockholder servicing fee with respect to the Class T shares sold in our primary offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our dealer manager commencing after the termination of our primary offering; (iii) the fifth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding our distribution reinvestment plan offering) terminates; and (iv) the date that such Class T share is redeemed or is no longer outstanding.

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